EX-99.B-77D(g)

SUB-ITEM 77D(g): Any other investment policy set forth in the registrant’s charter, by-laws or prospectus.

IVY VARIABLE INSURANCE PORTFOLIOS

Supplement dated January 25, 2017 to the

Ivy Variable Insurance Portfolios Prospectus

dated April 29, 2016

as supplemented June 8, 2016, September 30, 2016 and October 13, 2016

Effective March 3, 2017, the following is inserted immediately following the “Principal Investment Risks — Company Risk” section for Ivy VIP Small Cap Value:

∎

Growth Stock Risk. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may be more volatile or not perform as well as value stocks or the stock market in general.

Effective March 3, 2017, the “Principal Investment Risks — Initial Public Offering Risk” section for Ivy VIP Small Cap Value is deleted in its entirety.

Effective March 3, 2017, the following bullet point is inserted as a new bullet point immediately following the “Company Risk” bullet point of the “More about the Portfolios — Additional Information about Principal Investment Strategies, Other Investments and Risks — Ivy VIP Small Cap Value — Principal Risks” section and deleted from the “Non-Principal Risks” section:

∎	Growth Stock Risk

Effective March 3, 2017, the following bullet point is inserted as a new bullet point immediately preceding the “Investment Company Securities Risk” bullet point of the “More about the Portfolios — Additional Information about Principal Investment Strategies, Other Investments and Risks — Ivy VIP Small Cap Value — Non-Principal Risks” section and deleted from the “Principal Risks” section:

∎	Initial Public Offering Risk